Exhibit 23.2

Consent of Independent Auditor

We consent to the incorporation by reference in the registration statement on Form S-8 of TELUS International (Cda) Inc. of our report dated November 30, 2020, with respect to the consolidated statements of financial position of Triple C Holding GmbH as of December 31, 2019 and 2018 and January 1, 2018, the related consolidated statements of income and other comprehensive income, changes in owner’s equity, and cash flows for the years in the two-year period ended December 31, 2019, and the related notes, not included herein, which appears in the registration statement on Form F-1 (No. 333-251993) filed with the Commission.

/s/ KPMG AG Wirtschaftsprüfungsgesellschaft

Berlin, Germany

February 2, 2021